UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(FINAL AMENDMENT)

North Haven Private Assets Fund

(Name of Filing Person(s) (Issuer))

Class S Shares

(Title of Class of Securities)

659602 106

(CUSIP Number of Class of Securities)

Class D Shares

(Title of Class of Securities)

659602 205

(CUSIP Number of Class of Securities)

Class I Shares

(Title of Class of Securities)

659602 304

(CUSIP Number of Class of Securities)

Neha Champaneria Markle

North Haven Private Assets Fund

100 Front Street, Suite 700

West Conshohocken, PA 19428

212-761-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Rajib Chanda

Nathan Briggs

Matthew C. Micklavzina

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

June 2, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Introductory Statement

This is the final amendment to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) filed with the Securities and Exchange Commission on June 2, 2025 (the “Statement Filing Date”) by North Haven Private Assets Fund (the “Fund”) relating to an offer to purchase shares of beneficial interest of the Fund (“Shares”) in an amount up to 100% of the Fund’s Shares from shareholders of the Fund (“Shareholders”) at the lesser of (i) $20.00 per share or (ii) their net asset value per share as of June 30, 2025 (the “Valuation Date”) on the terms, and subject to the conditions, set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on the Statement Filing Date.

This final amendment to the Statement is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended:

1.	The Offer expired at 11:59 p.m., Eastern Time, on June 30, 2025

2.

6,250,000 Shares were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 100% of the Shares validly tendered and not withdrawn in accordance with the terms of the Offer.

3.	The Shares were purchased at $20.00 per Share.

4.	Pursuant to the Offer, the Fund paid the tendering Shareholders a total of $125.00 million in accordance with the terms of the Offer.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this final amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

ITEM 12.	EXHIBITS.

107	Filing Fees: Calculation of Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

North Haven Private Assets Fund

By:	/s/ Neha Markle
Name: Neha Markle
Title: Chief Executive Officer, President and Trustee

July 10, 2025

EXHIBIT INDEX

EXHIBITS

Filing Fees: Calculation of Filing Fee Tables